.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Completion of investment by Life Biosciences & capital raise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

April 8, 2019

8 April 2019

Completion of investment by Life Biosciences LLC and capital raising update

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – April 8, 2019: Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) (ASX:PBT) (“Alterity” or “the Company”) is pleased to announce completion of the strategic investment by Life Biosciences LLC (Life) of an initial US$7.5m (A$10.526m at an exchange rate of A$1.00 to US$0.7125) in the Company (Subscription). Under the Subscription, the Company has issued Life a total of 269,905,533 fully paid ordinary shares at an issue price of A$0.039 (3.9 cents) per share, and 539,811,066 two for one free-attaching warrants each with an exercise price of A$0.045 (4.5 cents), vesting on 8 June 2019 and expiring on 19 December 2019. Further details regarding the Subscription are set out in the Notice of General Meeting and Explanatory Memorandum dated 27 February 2019 (Notice of Meeting).

The Company has also completed a placement of 23,430,949 fully paid ordinary shares at the same issue price to raise A$913,807 with 46,861,898 2 for 1 attaching warrants having the same exercise price, vesting date and expiry date (Placement). Further details for the Placement are provided below. The Placement is in addition to the Subscription by Life referred to above. Further details are set out in the Notice of Meeting.

Mr Geoffrey Kempler, Chairman and CEO said that, “Today’s completion of Life Biosciences’ initial strategic investment ushers in a truly exciting and transformational change for the Company and I want to thank shareholders for their support. We are now potentially poised to be funded for several years and advance our important clinical programmes.”

In accordance with the approvals given at the General Meeting held on 5 April 2019:

•	Dr David Sinclair and Mr Tristan Edwards took office as Directors of the Company at completion of the Subscription.

•	The Company has changed its name to “Alterity Therapeutics Limited” (and anticipates new ticker codes ASX:ATH and Nasdaq:ATHE will shortly be announced) as approved by shareholders at the General Meeting.

•	The funds received from the Subscription and the Placement are proposed to be used for research and development of the Company’s product candidates and other compounds as described in the Notice of Meeting.

•	The shares and Warrants issued to Life are voluntarily escrowed until registered with the US Securities and Exchange Commission (SEC) by the Company or are otherwise able to be traded lawfully in the United States of America and no longer restricted by the SEC.

•	The four continuing Directors, Mr Geoffrey Kempler, Mr Lawrence Gozlan, Mr Peter Marks and Mr Brian Meltzer, and the Company Secretary, Mr Phillip Hains, and the Chief Financial Officer, Ms Kathryn Andrews, have entered lock-up letters undertaking not to dispose of a total of 18,592,577 shares and 10,250,000 options held by them until 16 August 2019 (being 90 trading days from issue of securities under the Subscription).

Alterity Therapeutics Limited

Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com

•	Life has obtained a relevant interest in 31.35% of the voting shares of the Company. The relevant interest of Life would increase to 57.81% if it exercises the warrants it holds during the escrow period, assuming no further shares were to be issued and that no other warrants or any options are exercised or converted. Please refer to the Notice of Meeting for further information (including illustrative examples showing the impact of varying exchange rates at the time that warrants are exercised).

•	As a consequence, the Company has obtained a relevant interest in 33.51% of its own voting shares (being the shares issued to Life and the shares subject to the lock up arrangements referred to above) which would increase to 59.14% if Life exercises its warrants during the escrow and lock up periods, on the basis of the same assumptions as above.

•	Life has the right, but not the obligation, to participate in future capital raising to maintain its percentage ownership of the Company at the time, on the same terms of the capital raising and without restricting the Company’s ability to raise further capital (Come-along Right). The Come-along right does not apply to the Placement and lapses on 19 December 2019.

•	Life may nominate a third Director to join the Board of the Company.

The Company confirms the above percentage relevant interests that are or may be held by Life or the Company are less than the maximum percentage relevant interests approved by shareholders at the General Meeting.

Please refer to the Notice of Meeting for further details.

Prof. Ira Shoulson and Dr George Mihaly have resigned as Directors of the Company with effect at completion of the Subscription. “Dr Mihaly and Professor Shoulson have made enormous contributions to the Company over a number of years and on behalf of all shareholders I would like to thank them for their untiring dedication and efforts”, said Mr Kempler.

Placement

The Placement shares and Warrants were issued in accordance with the approval given at the General Meeting to unrelated professional, sophisticated and other exempt investors who do not require disclosure under Chapter 6D of the Corporations Act.

The Company retains the right to issue up to approximately 27.7 million shares (each with two free-attaching warrants) on or before 8 July 2019 under the shareholder approval received at the General Meeting.

An Appendix 3B and cleansing notice for the issues of shares and warrants to Life and under the Placement accompanies this announcement.

2

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact:

Investor Relations

Rebecca Wilson

E: rwilson@buchanwe.com.au

Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Examples of forward-looking statements include, among others, statements we make regarding:

•	the use of proceeds from the Placement;

•	no assurance that the warrants issued to Life will be exercised;

•	Life’s ability, but no obligation to participate in future capital raisings to maintain its percentage ownership in the Company; and

•	The potential future issuance of securities in the Placement.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New Issue Announcement,

Application for Quotation of Additional

Securities and Agreement

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of Entity
Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) (ASX: PBT)

ABN
37 080 699 065

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Ordinary shares (ASX: PBT) (b) Unlisted warrants (c) Ordinary shares (ASX: PBT) (d) Unlisted warrants

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 269,905,533 (b) 539,811,066 (c) 23,430,949 (d) 46,861,898

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) & (c) Fully paid ordinary shares (ASX: PBT) (b) & (d) Short-term warrants to acquire ordinary shares with exercise price of $0.045 (4.5 cents), expiring on 19th December 2019

+ See chapter 19 for defined terms.

Appendix 3B Page 1

4	Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state:		(a) & (c) Yes (b) & (d) Ordinary shares issued upon the exercise of the warrants will rank equally in all respects from the issue date with the existing ordinary shares (ASX: PBT)
	•	the date from which they do
	•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	(a) & (c) A$0.039 per share (b) & (d) Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

(a) & (b) Issue of securities to Life Biosciences LLC (and/or its nominee(s)) as approved by shareholders at the General Meeting held on 5th April 2019

(c) & (d) Issue of securities to sophisticated and professional investors under a private placement as approved by shareholders at the General Meeting held on 5th April 2019

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	16 November 2018

6c	Number of +securities issued without security holder approval under rule 7.1	Nil

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	(a) 269,905,533 (b) 539,811,066 (c) 23,430,949 (d) 46,861,898 Approved by shareholders on 5th April 2019

+ See chapter 19 for defined terms.

Appendix 3B Page 2

6f	Number of +securities issued under an exception in rule 7.2	Nil

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to the attached Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

8 April 2019

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	860,837,432	Fully Paid Ordinary Shares (PBT)

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)

ASX Code	Number	Class of Securities			Issued under an ESOP
		Security Type	Exercise Price	Expiry Date
PBTAH	2,000,000	Unlisted Options	AUD$0.26	18 Feb 2020	2004 ASX Plan
PBTAR	1,400,000	Unlisted Options	AUD$0.27	25 May 2020	2004 ASX Plan
PBTAS	7,350,000	Unlisted Options	AUD$0.07	6 Jun 2022	2004 ASX Plan
PBTAAA	13,850,000	Unlisted Options	AUD$0.11	14 Dec 2022	2004 ASX Plan
PBTAI	700,000	Unlisted Options	AUD $0.083	31 January 2023	2004 ASX Plan
NEW CLASS	586,672,964	Short-term warrants	AUD $0.045	19 December 2019	No
TOTAL	611,972,964

+ See chapter 19 for defined terms.

Appendix 3B Page 3

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Pro rata issue – n/a

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25	If the issue is contingent on security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled

+ See chapter 19 for defined terms.

Appendix 3B Page 4

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do security holders sell their entitlements in full through a broker?

31	How do security holders sell part of their entitlements through a broker and accept for the balance?

32	How do security holders dispose of their entitlements (except by sale through a broker)?

33	+Issue date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	☒	+Securities described in Part 1 (for Ordinary shares only)

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities – n/a

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 5

Entities that have ticked box 34(b) – n/a

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state:
	•	the date from which they do
	•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.

Appendix 3B Page 6

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 8 April 2019

Company Secretary

Print name:	Phillip Hains

The CFO Solution

+ See chapter 19 for defined terms.

Appendix 3B Page 7

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	533,891,470

Add the following:

• Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

• Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

• Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

• Include only ordinary securities here – other classes of equity securities cannot be added

• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

• It may be useful to set out issues of securities on different dates as separate line items

Nil 314,121,862 Nil
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	848,013,332

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	127,202,000

+ See chapter 19 for defined terms.

Appendix 3B Page 8

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	12,824,100
“C”	12,824,100

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	127,202,000
Subtract “C” Note: number must be same as shown in Step 3	12,824,100
Total [“A” x 0.15] – “C”	114,377,900 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

Appendix 3B Page 9

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	848,013,332

Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	84,801,333

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

• This applies to equity securities – not just ordinary securities

• Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

• It may be useful to set out issues of securities on different dates as separate line items

Nil
“E”	Nil

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	84,801,333
Subtract “E” Note: number must be same as shown in Step 3	-
Total [“A” x 0.10] – “E”	84,801,333 Note: This is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

Appendix 3B Page 10

ASX ANNOUNCEMENT

Notice Under Section 708A(5) of the Corporations Act

[ASX Code: PBT]

8 April 2019

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type:	Shares
Class/Description:	Ordinary Fully Paid
ASX Code:	PBT
Date of Issue:	8 April 2019
Number Issued:	293,336,482
Issue Consideration:	A$0.039 per share

The Company intends to apply to ASX Limited for quotation of the above shares.

Accordingly, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the "Corporations Act") that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:
(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and
(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no "excluded information" (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

Phillip Hains

Company Secretary

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited)

Alterity Therapeutics Limited

Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com